Exhibit 77(k)

(1) On February 26, 2001, the Board of Trustees, and Audit Committee thereof, of Pilgrim Mayflower Trust approved replacing PricewaterhouseCoopers LLP with KPGM LLP as the certifying accountant for Pilgrim Growth & Value Fund and Pilgrim Research Enhanced Index Fund. The change was part of standardizing the accountancy process to ensure that the Domestic Equity Funds in the Pilgrim Fund complex shared the same independent accountant. PricewaterhouseCoopers LLP did not in the past two years issue a principal accountant's report that (i) contained an adverse opinion or a disclaimer of opinion, or (ii) was qualified or modified as to uncertainty, audit scope, or accounting principles. Also, during the past two years, Pilgrim Growth & Value Fund and Pilgrim Research
Enhanced Index Fund had no disagreements with PricewaterhouseCoopers LLP regarding accounting principles or practices, financial statement disclosure, or auditing scope or procedure.